Exhibit (e)(20)

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the action in the Circuit Court of Putnam County, West Virginia (the “West Virginia State Court”) styled In re International Coal Group, Inc. Shareholders Litigation, C.A. No. 11-c-123 (the “Consolidated West Virginia State Action” or the “Action”) have reached an agreement-in-principle providing for the settlement of the Consolidated West Virginia State Action on the terms and subject to the conditions set forth below;

WHEREAS, on or about May 2, 2011, International Coal Group, Inc. (“ICG”) executed a Merger Agreement (the “Merger Agreement”) with Arch Coal, Inc. and Atlas Acquisition Corp. (collectively, “Arch” or “Purchaser”) whereby Purchaser would acquire ICG by means of a cash tender offer for $14.60 per share (“the Merger Consideration”) followed by a second step merger at the same price (the “Proposed Transaction”);

WHEREAS, on May 9, 2011, both Damian Walker and Daniel Huerta commenced class actions in the Circuit Court of Putnam County, West Virginia against ICG, ICG’s directors, and Purchaser, on behalf of themselves and all of ICG’s public shareholders other than the named defendants and any related parties, styled (i) Walker v. International Coal Group, Inc., et al., C.A. No. 11-c-123 (the “Walker Action”) and (ii) Huerta v. International Coal Group, Inc., et al., C.A. No. 11-c-124 (the “Huerta Action”), both alleging, among other things, that the individual defendants named in each had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on May 11, 2011, Brian Goe commenced a class action in the Circuit Court of Kanawha County, West Virginia against ICG, ICG’s directors, and Purchaser, on behalf of himself and all of ICG’s public shareholders other than the named defendants and any related parties, styled Goe v. International Coal Group, Inc., et al., C.A. No. 11-C-766 (the “Goe Action”), alleging, among other things, that the individual defendants named in the Goe Action had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on May 13, 2011, Timothy Eyster commenced a class action in the Circuit Court of Putnam County, West Virginia against ICG, ICG’s directors, and Purchaser, on behalf of himself and all of ICG’s public shareholders other than the named defendants and any related parties, styled Eyster v. International Coal Group, Inc., et al., C.A. No. 11-C-131 (the “Eyster Action”), alleging, among other things, that the individual defendants named in the Eyster Action had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, between May 9 and May 19, 2011, various additional class actions were filed in Delaware state court and West Virginia federal court arising out of the same facts and/or claims raised in the Walker, Huerta, Goe and Eyster Actions, styled Kirby v. International Coal

Group, Inc., et al., C.A. No. 6464-VCP; Kramer v. International Coal Group, Inc., et al., C.A. No. 6470-VCP; Isakov v. International Coal Group, Inc. et al., C.A. No. 6505-VCP (the “Delaware Actions”) and Giles v. ICG, Inc., et al., Case No. 3:11-0330 (the “Giles Action” and together with the Consolidated West Virginia State Action, the “West Virginia Actions”);

WHEREAS, on May 13, 2011, Defendants in the Consolidated West Virginia State Action (“Defendants”) filed a Motion to Proceed in One Jurisdiction, Dismiss or Stay Litigation in the Other Jurisdiction, and Organize Counsel for the Putative Class, requesting the courts adjudicating the West Virginia Actions and Delaware Actions to coordinate their efforts and direct that the identical putative class actions be adjudicated in one, but not both, of the forums selected by the plaintiffs (the “One Forum Motion”);

WHEREAS, on May 16, 2011, ICG filed a Schedule 14D-9 Recommendation Statement (“14D-9”), which includes the unanimous recommendation of the ICG board of directors that ICG shareholders tender their shares in the tender offer and, if necessary, vote in favor of the adoption of the Merger Agreement;

WHEREAS, on May 16, 2011, the court transferred the Goe Action from the Circuit Court of Kanawha County to the Circuit Court of Putnam County for the reason that Judge Stowers was previously assigned to similar class action cases involving the same circumstances and the same defendants;

WHEREAS, on May 18, 2011, the court transferred the Huerta Action and Eyster Action to the Hon. Phillip M. Stowers for the reason that Judge Stowers was previously assigned to a similar class action case, the Walker Action, involving the same circumstances and the same defendants;

WHEREAS, on May 20, 2011, Wilbur L. Ross, Jr., ICG’s Chairman of the Board, was deposed in connection with the Delaware Actions;

WHEREAS, on or about May 23, 2011, the West Virginia State Court entered an order (the “Consolidation Order”) (i) consolidating the Walker Action, Huerta Action, Eyster Action and Goe Action, and (ii) designating the caption of the consolidated case as In re International Coal Group, Inc. Shareholder Litigation, Civil Action No. 11-C-123. The Consolidation Order appointed Robins Umeda LLP (“Robins Umeda”) and Law Office of Jonathan M. Stein, P.L. (“Stein Law Office”) as Plaintiffs’ Co-Lead Counsel and authorized Robins Umeda and Stein Law Office to coordinate the prosecution of all aspects of the Consolidated West Virginia State Action, including the negotiation of a settlement, subject to approval of Plaintiffs and the West Virginia State Court;

WHEREAS, on May 23, 2011, Bennett Hatfield, ICG’s Chief Executive Officer, was deposed in connection with the Delaware Actions;

WHEREAS, on May 25, 2011, Defendants produced to Plaintiffs numerous documents, including relevant emails to and from Bennett Hatfield, the transcripts from the depositions of Messrs. Ross and Hatfield, relevant documents given by ICG to Purchaser in connection with Purchaser’s due diligence for the Proposed Transaction, minutes of meetings of the ICG Board concerning the Proposed Transaction, and written presentations made to the ICG Board by UBS Securities LLC, which served as ICG’s financial advisor and rendered a fairness opinion to the ICG Board in connection with the Proposed Transaction;

WHEREAS, on May 26, 2011, Daniel Chu, the lead investment banker at U.B.S. Securities LLC, was deposed in connection with the Delaware Actions and the West Virginia Actions;

WHEREAS, following the aforementioned discovery, counsel for Defendants (“Defendants’ Counsel”) and Plaintiffs’ Co-Lead Counsel began to engage in arm’s-length discussions and negotiations regarding a potential resolution of the claims asserted in the Consolidated West Virginia State Action;

WHEREAS, on May 26, 2011, the parties in the Delaware Actions reached an arm’s-length agreement-in-principle providing for the settlement of the Delaware Actions on the terms and subject to the conditions set forth within a Memorandum of Understanding (the “Delaware MOU”);

WHEREAS, on May 27, 2011, ICG filed an Amended Schedule 14D-9 Recommendation Statement (“Amended 14D-9”) in connection with the Delaware MOU, which includes additional disclosures and a reduction of the termination fee;

WHEREAS, on May 31, 2011, Plaintiffs in the Consolidated West Virginia State Action filed an amended complaint (“Amended Consolidated West Virginia State Action Complaint”), alleging, among other things, that the defendants named in each had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, on May 31, 2011, Plaintiffs in the Consolidated West Virginia State Action filed a Motion for a Preliminary Injunction (“Preliminary Injunction Motion”);

WHEREAS, counsel for the parties hereto (the “Parties”) have not negotiated the amount or appropriateness of any potential application by Plaintiffs’ Co-Lead Counsel for attorneys’ fees prior to reaching agreement on terms of the agreement-in-principle to resolve the Consolidated West Virginia State Action memorialized herein;

WHEREAS, Defendants acknowledge that they considered the disclosure and other claims raised by Plaintiffs in the Consolidated West Virginia State Action in determining to make the Supplemental Disclosures (defined below), as provided in Paragraph 1 of this Memorandum of Understanding (“MOU”), in exchange for Plaintiffs’ agreement-in-principle to settle the Consolidated West Virginia State Action, and that the claims asserted by Plaintiffs in the Consolidated West Virginia State Action, the efforts of Plaintiffs’ Co-Lead Counsel in prosecuting the Consolidated West Virginia State Action and the negotiations with Plaintiffs’ Co-Lead Counsel in the Consolidated West Virginia State Action were a primary cause of the Supplemental Disclosures (defined below);

WHEREAS, Defendants have denied, and continue to deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs or the Class (defined below), deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that the 14D-9 or any supplement thereto is in any way deficient or that it in any way fails to disclose all material information concerning the Proposed Transaction to ICG’s shareholders, deny that they acted improperly in any way, believe that they acted properly at all times, believe that the Consolidated West Virginia State Action has no merit, and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but wish to settle for the reasons set forth herein;

WHEREAS, the entry by Plaintiffs into this MOU is not an admission as to the lack of merit of any claims asserted in the Consolidated West Virginia State Action;

WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation;

WHEREAS, the Parties have reached an agreement-in-principle set forth in this MOU providing for settlement of the Consolidated West Virginia State Action on the terms and conditions set forth below, which would include but not be limited to a release of all claims which were or could have been asserted in the West Virginia Actions or the Delaware Actions; and

WHEREAS, Plaintiffs’ Co-Lead Counsel have concluded that the terms contained in this MOU are fair and adequate to ICG, its shareholders, and members of the Class (as defined below), and the Parties believe that it is reasonable to pursue the settlement of the Consolidated West Virginia State Action based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU.

NOW THEREFORE, the Parties reached the following agreement-in-principle which, upon the Final Approval of the Settlement Agreement (“Settlement Agreement”) and Settlement of the Delaware Actions by the Delaware Court, is intended to be a full and final resolution of the claims asserted in the Consolidated West Virginia State Action (the “Settlement”). The Parties and their respective counsel agree to cooperate fully and to use their best efforts to effectuate the Settlement, which through the Settlement Agreement shall provide for and encompass the following and other customary terms:

1.	Supplemental Disclosures and Merger Agreement Revisions. In consideration for the Plaintiffs in the Action (i) withdrawing their Preliminary Injunction Motion before the close of business on June 6, 2011, (ii) agreeing to stay the Action, and (iii) upon Final Approval of the Settlement of the Delaware Actions by the Delaware Court, voluntarily dismissing the Consolidated West Virginia State Action with prejudice, ICG will make additional disclosures identified in the document attached hereto as Exhibit A (the “Supplemental Disclosures”) in an amendment to the 14D-9 to be filed with the SEC no later than June 6, 2011.

2.	Representations of the Parties and Counsel. Defendants deny and continue to deny that they have committed or aided or abetted in the commission of any unlawful or wrongful act alleged in the Consolidated West Virginia State Action or the Delaware Actions, maintain that they diligently and scrupulously complied with their fiduciary duties (to the extent such duties exist), that the 14D-9 and all supplements thereto contain all material information necessary for ICG stockholders to make a fully-informed decision on the Proposed Transaction and deny that any additional disclosure (including without limitation the Supplemental Disclosure described in Paragraph 1 hereof) is necessary, and Defendants are entering into this MOU solely because the proposed settlement will eliminate the burden of litigation. Plaintiffs’ Co-Lead Counsel represent that none of the causes of action asserted in the Consolidated West Virginia State Action has been assigned, encumbered, or otherwise transferred, in whole or in part. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

3.	Modifications to Proposed Transaction. Plaintiffs acknowledge and agree that Purchaser and/or ICG may make further amendments or modifications to the Proposed Transaction not described here prior to the effective date of the Proposed Transaction to facilitate the consummation of the Proposed Transaction. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this MOU or the fiduciary duties, if any, of any defendants.

4.	Stay Pending Court Approval. Pending negotiation, execution and Final Approval (defined below) of the Settlement Agreement and Settlement of the Delaware Actions by the Delaware Court, Lead Plaintiffs agree to stay the proceedings in the Consolidated West Virginia State Action and, if necessary, to request and stipulate that the West Virginia State Court enter an order staying the Consolidated West Virginia State Action. Upon the execution of this MOU, the parties agree that, except as provided herein, all outstanding discovery obligations (including non-party discovery obligations) will be stayed without date and to jointly request that the Court stay any further proceedings in the Consolidated West Virginia State Action, including Plaintiffs’ Preliminary Injunction Motion, pending submission of the Settlement for the Delaware Court’s approval. Counsel to the parties further agree not to initiate any proceedings other than those incident to effecting the Settlement itself, not to seek any interim relief in favor of any member of the Class, and to seek to remove or withdraw any pending requests for interim relief (including, but not limited to, Plaintiffs’ Preliminary Injunction Motion in the Action). The Parties’ respective deadlines to respond to any filed or served pleadings or discovery requests are extended indefinitely. As used in this MOU, the term “Final Approval” of the Settlement means that the Delaware Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Consolidated Delaware Action with prejudice on the merits and with each party to bear its own costs (except as otherwise decided by the Delaware Court and with respect to Fees as set forth in paragraph 5 below) and providing for such release language as set forth in the Delaware MOU, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Co-Lead Counsel as provided in paragraph 5 below, and any appeal related thereto.

5.	Fees. The Parties agree that as a result of securing the Supplemental Disclosures, Plaintiffs’ Counsel are entitled to petition for an award of attorneys’ fees and expenses (the “Fee Award”). The Parties agree to negotiate in good faith concerning the amount of the Fee Award, and Plaintiffs will present to the West Virginia State Court the amount of the negotiated Fee Award as part of the voluntary dismissal of the Consolidated West Virginia State Action. In the event the Parties are unable, after good faith negotiation, to reach agreement on the amount of the Fee Award, Plaintiffs reserve and retain the right to petition the West Virginia Court for a Fee Award and Defendants reserve and retain the right to oppose the amount of the Fee Award sought by Plaintiffs. In connection with the Settlement of the Delaware Actions, Defendants (i) shall not agree to any term(s) that could in any way be interpreted to preclude Plaintiffs from either negotiating the Fee Award in good faith with Defendants or from petitioning the West Virginia State Court for a Fee Award and (ii) shall explicitly carve out from release in the Settlement of the Delaware Actions the right of Plaintiffs to either negotiate the Fee Award in good faith with Defendants or to petition the West Virginia State Court for a Fee Award. The Fee Award shall be paid by ICG or its successor in interest no later than ten (10) days after entry of the latter of (i) an order dismissing the Consolidated West Virginia State Action with prejudice or (ii) an order awarding the Fee Award.

6.	Return of Documents. Plaintiffs’ Co-Lead Counsel agree that within ten (10) days of Plaintiffs’ voluntary dismissal with prejudice of the Consolidated West Virginia State Action, they will return to the producing party all discovery material obtained from the producing party, including all documents produced by and/or deposition testimony given by, any of Defendants (including, without limitation, their employees, affiliates, agents, representatives, attorneys, and third party advisors) and any materials containing or reflecting discovery material (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed; provided, however, that Plaintiffs’ Co-Lead Counsel shall be entitled to retain all filings, court papers, and attorney work product containing or reflecting Discovery Material and all deposition transcripts, subject to the requirement that Plaintiffs’ Co-Lead Counsel shall not disclose any Discovery Material contained or referenced in such materials to any person except pursuant to court order or agreement with Defendants.

7.

No Admission. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any Party, any signatory hereto or any Released Party of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the Consolidated Delaware Action or the Consolidated West Virginia State Action or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered or received in evidence or otherwise used by any person in the Consolidated Delaware Action or the Consolidated West Virginia State Action or any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of this MOU. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only. If the Settlement does not receive

Final Approval, the Parties shall revert to their respective litigation positions as if this MOU never existed.

8.	Execution by Counterparts. The Parties may execute this MOU in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the Parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile or electronic mail is as effective as executing and delivering this MOU in the presence of all other Parties.

9.	Severability. Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

10.	Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understandings that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the signatories hereto. This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns; provided, that no party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other Parties. The Released Parties who are not signatories hereto shall be third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.

[Signatures Appear On The Following Pages]

DITRAPANO BARRETT & DIPIERO, PLLC

OF COUNSEL:
/s/ Sean P. McGinley
MURRAY, FRANK & SAILER, LLP Brian P. Murray Gregory B. Linkh 275 Madison Avenue, 8th Floor New York, New York 10016 (212) 682-1818	Sean P. McGinley (W.Va. Bar No. 5836) 604 Virginia Street, East Charleston, West Virginia 25301 (304) 342-0133 Counsel for Plaintiff Damian Walker
ROBBINS UMEDA LLP

OF COUNSEL:
/s/ Stephen J. Oddo
THE BRISCOE LAW FIRM, PLLC Willie Briscoe 8117 Preston Road, Suite 300 Dallas, TX 75225 (214) 706-9314	Brian J. Robbins Stephen J. Oddo Arshan Amiri Lauren E. Rosner 600 B Street, Suite 1900 San Diego, CA 92101 (619) 525-3990 Counsel for Plaintiff Daniel Huerta

BERTHOLD LAW FIRM

OF COUNSEL:
/s/ Robert V. Berthold, Jr.
ROZWOOD & COMPANY APC S. Benjamin Rozwood 503 North Linden Drive Beverly Hills, CA 90210 (310) 246-1451	Robert V. Berthold, Jr. (W.Va. Bar No. 326) 208 Capitol Street Charleston, West Virginia (304) 345-5700 Counsel for Plaintiff Brian Goe

LAW OFFICE OF JONATHAN M. STEIN, P.L.

OF COUNSEL:
/s/ Jonathan M. Stein
SAXENA WHITE P.A. Joseph E. White III Lester R. Hooker 2424 North Federal Highway, Suite 257 Boca Raton, FL 33431 (561) 394-3399	Jonathan M. Stein 120 E. Palmetto Park Rd., Suite 420 Boca Raton, FL 33432 (561) 961-2244 Counsel for Plaintiff Timothy Eyster

BOWLES RICE MCDAVID GRAFF & LOVE LLP

OF COUNSEL:
/s/ Edward D. McDevitt
JONES DAY Robert C. Micheletto William J. Hine 222 E. 41st Street New York, NY 10017 (212) 326-3690

Edward D. McDevitt (W.Va. Bar No. 2437)

600 Quarrier Street

Charleston, WV 25301

(304) 347-1100

Attorneys for Defendants International Coal Group, Inc., Wilbur L. Ross, Jr., Bennett K. Hatfield, Wendy L. Teramoto, Samuel A. Mitchell, Cynthia B. Bezik, William J. Catacosinos, Maurice E. Carino and Stanley N. Gaines

FLAHERTY SENSABAUGH & BONASSO, PLLC

OF COUNSEL:
/s/ Thomas V. Flaherty
SIMPSON THACHER & BARTLETT LLP Paul Curnin George Wang 425 Lexington Avenue New York, NY 10017 (212) 455-2000 Dated: June 5, 2011	Thomas V. Flaherty (W.Va. Bar No. 1213) Post Office Box 3843 Charleston, WV 25338-3843 (304) 345-0200 Attorneys for Defendants Arch Coal, Inc. and Atlas Acquisition Corp.